Filed pursuant to 424 (b) (3)
                                              File No. 333-99677


        This Sticker Supplement is dated February 28, 2005 and updates information about purchased properties and income tax aspects that is contained in the Prospectus dated May 14, 2003 of AEI Income & Growth Fund 25, as supplemented by Supplement No. 6 dated December 23, 2004. Since December 23, 2004, we have purchased the following properties:

Property

        Jared  Jewelry - Auburn Hills, Michigan.  On January  14,
2005, we completed the acquisition of the Jared Jewelry store described on page 9 of Supplement No. 6.

        Tractor Supply Company - Marion Indiana. On February 9, 2005, we purchased a Tractor Supply Company store in Marion, Indiana for approximately $2,900,000 from an unrelated third party. The property is leased to Tractor Supply Company under a lease agreement with a primary term of 15 years, which may be renewed for up to three consecutive terms of five years. The lease requires annual base rent of $210,014, which will increase every five years by 7.5%.

        The store was constructed in 2005 and is a 19,097 square foot building on approximately 4.82 acres. The freestanding retail store is located at 3416 South Western Avenue in Marion, which is approximately 70 miles northeast of Indianapolis. The property is situated on the main retail artery of the city near a Wal-Mart Supercenter, Sears, J.C. Penny and other national retailers. The population within a five-mile radius is approximately 47,000, with an average household income of over $42,000.

         Tractor Supply Company (TSC), based in Nashville, Tennessee, is the leading retail farm and ranch store brand in the United States with over 500 stores in 32 states. TSC stores are located in rural communities and in the outlying areas of large cities in states where agriculture is a significant factor in the local economy. TSC supplies daily farm and ranch maintenance supplies to a targeted customer base. For the fiscal year ended December 25, 2004, TSC reported a net worth of approximately $376 million and net income of approximately $65.4 million. TSC is traded on the NASDAQ National Market under the symbol TSCO.

Income Tax Aspects - Losses and Credits from Passive Activities

      Internal Revenue Code (IRC) Section 470, enacted in October 2004 and effective for leases entered into after March 12, 2004, provides that losses from certain tax-exempt use property shall only be allowed against income from the same property. Property owned by AEI Fund 25 may be treated as tax-exempt use property because certain of the investors in the fund are or will be tax-exempt entities, such as IRAs and other qualified retirement plans. Under Section 470, losses generated by a property may not be used to offset income and gain from other properties owned by AEI Fund 25. Losses for a particular property that are not allowed in the current year are carried forward to future years until they are allowed against income and gain from that property or against income and gain from other properties in a year when the entire interest in the property is sold. This limitation may also affect the ability of an investor to utilize certain passive losses from other sources as an offset to passive income from AEI Fund 25. Because this section of the IRC is new and the IRS has not issued interpretations regarding its application, and because it may impact how investors deal with tax planning regarding all of their investments, investors are urged to consult with their own tax adviser as to its implications.